Exhibit 99.2

Axonex and YAS Collaborate with a Global Insurance Group to Develop

Embedded Insurance for Robots

Innovative InsurTech Solution Drives AI and Robotics Adoption Across Hong Kong and Southeast Asia

Hong Kong, June 25, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that its wholly-owned subsidiary, Axonex Intelligence Limited (“Axonex”), has entered into a collaboration with YAS, Hong Kong’s leading embedded insurance technology company, with underwriting provided by an insurance company under a global insurance group headquartered in Switzerland, to jointly develop an embedded micro-insurance solutions purpose-built for commercial robots, among the first of its kind in Asia. Through this innovative insurance solution, the initiative helps remove a significant barrier to enterprise adoption of AI-powered robots, accelerating the commercial deployment of robotics across Hong Kong and Southeast Asia.

At the core of this partnership, Axonex focuses on robotic data collection and analytics. Under the collaboration framework, combined with Axonex’s robotics data, Axonex and YAS will develop usage-based and predictive micro-insurance products/usage-based and predictive micro-insurance products will be developed.

“Embedded insurance” refers to the integration of insurance protection directly into the purchase or usage process of another product or service. Through this collaboration, insurance is no longer a standalone policy but rather a seamless benefit that accompanies Axonex’s robotics services. Clients can focus on leveraging robots to enhance business efficiency, while insurance protection is automatically activated in the background, making risk management simpler and more frictionless. Businesses will obtain relevant coverage at the point of service activation of Axonex-powered robot deployments without complicated, lengthy insurance procurement processes, significantly raising deployment efficiency.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, said: “Axonex is pioneering a new model where robotics companies don’t just sell hardware — we actively help customers manage the full risk lifecycle of robot deployment. Our joint venture with YAS on robotic data gives us deeper insights into how robots actually operate in real environments across Hong Kong and the region. Through YAS’s platform, combined with our collaborator’s underwriting capabilities, we develop smarter, more accurate, and truly embedded insurance products, ensuring that the coverage design is not only aligned with actual operational risks of robots but also sustainable. More importantly, Axonex goes beyond providing advanced robotics hardware to actively help customers manage the full risk lifecycle of robot deployment. This “hardware + data + insurance” one-stop service model differentiates Axonex from other robotics companies that offer only hardware or software, delivering greater overall value to customers and significantly enhancing its competitive advantage.

Mr. William Lee, Co-Founder of YAS, said: “We are delighted that through this collaboration, enterprise customers can receive comprehensive risk protection at the moment they choose Axonex robots, greatly enhancing their confidence in applying robotics technology. We believe that combining Axonex’s robotics capabilities with our embedded insurance platform, in addition to our collaborator’s underwriting expertise, will enable more businesses to embrace the efficiency gains brought by AI-powered robots.”

Despite explosive growth in the robotics market, dedicated, scalable insurance solutions for commercial robots remain extremely limited. Enterprises in Hong Kong and Southeast Asia often face fragmented coverage, high deductibles, and slow claims processes when robots are damaged or involved in incidents. This has become a major obstacle to the widespread enterprise adoption of AI-powered robots.

The collaboration between Axonex and YAS, with an insurance company under a global insurance group headquartered in Switzerland providing underwriting support, directly addresses this pain point by embedding protection into the robotics service itself, filling a critical gap in the market. For Axonex’s customers, the value of this partnership is especially substantial: businesses no longer need to navigate complex insurance arrangements on their own, enabling faster and easier adoption of robotics technology, significantly lowering the barrier to entry. Initial areas of coverage are expected to include robot repair and replacement costs, compensation related to deductibles under existing policies, and third-party liability protection in operational settings such as construction sites, shopping malls, office buildings, warehouses, and F&B outlets. This comprehensive protection gives enterprises greater confidence to deploy robots in core business operations and enhance their deployment confidence.

The Group states that this collaboration represents a major step forward in applying embedded insurance principles to physical robotics, with clear pathways for expansion into Singapore, Malaysia, Thailand, Vietnam, Indonesia and other markets. Looking ahead, Axonex and YAS intend to expand this data-enabled embedded insurance model into other high-growth areas, including autonomous vehicles, electric vehicle ecosystems, commercial drones, smart infrastructure inspection robots, and green finance applications across the region, contributing to Hong Kong’s development as a leading smart city and regional innovation hub.

Photo Caption

Axonex and YAS Collaborate with a Global Insurance Group to Develop Embedded Insurance for Robots, driving local AI and Robotics Adoption.

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Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong Kong-based company listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary, Axonex Intelligence Limited, Mint delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Axonex Intelligence Limited

Axonex is a wholly-owned subsidiary of Mint Incorporation Limited (NASDAQ: MIMI). The company develops advanced AI, robotics, and intelligent automation solutions. Axonex is actively deploying robots in logistics, construction, retail, and facility management sectors in Hong Kong and the Greater Bay Area.

About YAS

YAS is an award-winning data and AI-powered risk management technology company and a licensed insurance intermediary regulated by the Hong Kong Insurance Authority. It is a pioneer in embedded insurance across Asia, delivering real-time, context-driven protection through advanced technology.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

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